

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2024

Brian Conway
Chief Executive Officer
OZOP ENERGY SOLUTIONS, INC.
55 Ronald Reagan Blvd
Warwick , NY 10990

      Re: OZOP ENERGY SOLUTIONS, INC.
           Registration Statement on Form S-1
           Filed on July 22, 2024
           File No. 333-280938

Dear Brian Conway:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bradley Ecker at 202-551-4985 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing